Ford

James C. Gouin	One American Road
Vice President and Controller	P.O. Box 1899
Dearborn, Michigan 48126

July 18, 2006

VIA EDGAR & FACSIMILE

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Ford Motor Company
Annual Report on Form 10-K for the year ended December 31, 2005
("2005 10-K Report")
File No. 1-03950

Dear Mr. Humphrey:

The following is in response to the comments and requests for supplemental information set forth in your letter dated July 5, 2006 to Mr. Donat R. Leclair, Jr., Ford Motor Company's Executive Vice President and Chief Financial Officer. The numbered paragraphs below correspond to the numbered paragraphs in your letter:

1.
Beginning with our Annual Report on Form 10-K for the year ended December 31, 2006 ("2006 10-K Report"), we will include a discussion of the expected source(s) of funding for future pension plan contributions.

2.
In response to your comment, beginning with our 2006 10-K Report we will include a cross-reference in the paragraph below the table of aggregate contractual obligations taking readers to the discussion of our pension and other post-employment benefit obligations.

3.
Our sale of The Hertz Corporation ("Hertz") did not meet the criteria set forth in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for presentation as a discontinued operation. In order for Hertz to be classified as a discontinued operation, two conditions must be met: (a) the operations and cash flows of the component must have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and (b) the entity must not have any significant continuing involvement in the operations of the component after the disposal transaction. "Significant continuing involvement" under the accounting rules includes the continuation of activities that will generate significant cash flows.

In our instance, we continue to generate significant cash flows as a result of continuing activities with Hertz. These cash flows result from the manufacture by Ford, sale to Hertz, and repurchase by Ford of fleet vehicles.

The cost to Hertz of vehicles purchased from us averaged approximately 80% of Hertz's total revenues in recent years, and we expect the amount of such purchases from us in the foreseeable future to continue to represent a significant percentage of Hertz's total revenues. Although the percentage of Ford vehicles in Hertz's fleet may decrease over time in light of our sale of Hertz, the decrease is not expected to reduce materially the level of continuing activities associated with our manufacture, sale and ultimate repurchase of fleet vehicles, and in fact we entered into a new supply agreement with Hertz at the time of sale. Thus, we consider the ongoing cash flows associated with the continuation of activities between Hertz and Ford to be significant, such that classification of Hertz as a discontinued operation under SFAS 144 would not have been appropriate. Regulation S-X does not require disclosure of our SFAS 144 analysis, so we would not propose to expand the disclosure in our 2006 10-K Report to provide this information.

4.
Ford and its majority-owned subsidiaries do not directly or indirectly conduct business in Sudan or Iran, except that our Land Rover subsidiary has a contractual relationship with a distributor in the United Kingdom that sells Land Rover models into various markets, including Sudan.

As described below, we have authorized dealerships in Syria. The laws administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") and the U.S. Commerce Department's Bureau of Industry and Security ("BIS") permit Ford to sell products into Syria that contain only de minimis amounts of U.S.-origin content (i.e., less than 10%), and permit any U.S. persons (e.g., Ford) to do business with Syrian nationals who are not government officials.

Specifically, we have one authorized Ford-brand dealership in Syria. This dealership, Griwati Auto, opened for business in May 2006. The grand opening was attended by several U.S. government officials, including the Charge d'Affaires and State Department representatives from the U.S. Embassy in Damascus. Ford screened Griwati Auto and its shareholders against the OFAC, BIS and other similar lists of Specially Designated Nationals and Denied Parties and Entities, and all screenings came back compliant.

Griwati Auto is authorized to sell Ford-brand vehicles that are manufactured in Brazil, Europe and Thailand. These include the Fiesta, Fiesta Courier, Focus, Mondeo, Ecosport and Ranger models. None of these vehicles contains more than de minimis amounts of U.S. content. The shareholders of Griwati Auto are not government officials, the dealership is not controlled by Syrian government officials, and the Syrian government has no financial interest in the sale of Ford products to customers in Syria.

In addition, our non-U.S. subsidiaries Volvo, Land Rover and Jaguar each have an authorized dealership in Syria. These companies sell only products with less than 10% U.S. content to their authorized dealerships. Our Aston Martin subsidiary does not do business in Syria at all.

Mazda Motor Corporation ("Mazda"), a Japanese corporation, is not a subsidiary of Ford. Ford owns approximately 33.4% of Mazda. Although the two companies share a relationship of strategic cooperation, Mazda is a separate legal entity with a majority of board members independent of Ford, and our equity interest in Mazda does not meet the requirements for consolidation under ARB 51 or FIN 46-R. However, as indicated on Mazda's public website, we are aware that Mazda distributes its products in Iran and Syria through distributors located in those countries.

5.
We do not believe that the activities of Ford and its subsidiaries described above should be considered material from a quantitative standpoint, since the amount of revenue generated by these activities - in 2005, about $50 million compared with Ford's global revenues of about $177 billion - is not significant. Additionally, Ford's activity comports with all applicable U.S. laws. As a result, we do not believe that a reasonable investor would deem this lawful activity material from a qualitative standpoint. Mazda's activities should not be material to a reasonable investor in Ford, since we do not consolidate Mazda.

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please call me at (313) 323-6901, or Mark Kosman, Accounting Director, at (313) 845-9255.

Sincerely,

/s/ James C. Gouin

James C. Gouin
Vice President and Controller

cc: Amy Geddes, Division of Corporation Finance